Exhibit 99.1

COLLPLANT REPORTS 2026 SECOND QUARTER FINANCIAL RESULTS
AND PROVIDES CORPORATE UPDATE

Strategic Expansion into Photonic Computing via LightSolver Acquisition Diversifies Technology Portfolio Alongside Continued Innovations in Regenerative Medicine

REHOVOT, Israel, September 30, 2026 -- CollPlant Biotechnologies (Nasdaq: CLGN), today announced financial results for the second quarter of 2026 and provided a corporate update.

Yehiel Tal, CollPlant’s Chief Executive Officer, commented: “The acquisition of LightSolver marks CollPlant’s strategic entry into high-performance computing (HPC) and photonics computing markets, alongside our regenerative medicine activities. LightSolver’s pioneering LPU technology, recently validated in a peer-reviewed study with Germany’s HLRS demonstrating acceleration of fundamental HPC workloads by up to 80,000 times, provides an exciting opportunity to diversify our portfolio and create long-term shareholder value. We are also pleased to welcome LightSolver co-founder Dr. Ruti Ben Shlomi to our Board, bringing deep scientific and entrepreneurial expertise as we advance the technology toward commercialization.”

Mr. Tal continued, "Concurrently, we remain committed to our leadership in regenerative medicine. We are actively advancing our proprietary plant-derived rhCollagen platform and continue to dedicate significant resources toward establishing strategic partnerships with leading global players to utilize our technology in medical aesthetics and 3D bioprinting of tissues and organs."

Second Quarter and Recent Highlights

●	Completed the Acquisition of LightSolver: In September 2026, CollPlant completed the acquisition of LightSolver, a pioneer in laser-based pure photonic computing. This transaction positions LightSolver to accelerate the commercialization of its Laser Processing Unit (LPU) as a new computing layer alongside CPU’s and GPU’s.

●	Significant HPC Acceleration Demonstrated: Joint research by LightSolver and the High-Performance Computing Center Stuttgart (HLRS) published in the ACM proceedings demonstrated projected time-to-solution acceleration ranging from approximately 40× to more than 80,000× compared with state-of-the-art GPU-based algorithms, depending on the benchmark problem and algorithm evaluated.

●	Board of Directors Appointment: Following the closing of the acquisition, CollPlant appointed Dr. Ruti Ben Shlomi, CEO and Co-Founder of LightSolver, to its Board of Directors to support the group’s diversified commercial and technological roadmap.

Because the acquisition of LightSolver was signed and completed after June 30, 2026, the financial results presented below for the three and six months ended June 30, 2026 do not include the results of operations of LightSolver.

Three and Six Month-Period Ended June 30, 2026 Financial Results

GAAP revenues for the second quarter ended June 30, 2026, were $108,000 compared to $179,000 for the second quarter ended June 30, 2025. The decrease was primarily attributable to lower sales of rhCollagen-based products.

GAAP revenues for the six months ended June 30, 2026, were $181,000 compared to $2.2 million for the six months ended June 30, 2025. The decrease was primarily attributable to a $2.0 million development milestone payment from a former business collaborator recognized as revenue in 2025, which did not recur in 2026.

GAAP cost of revenues for the three and six months ended June 30, 2026, was $564,000 and $880,000, respectively, compared to $186,000 and $374,000 for the three and six months ended June 30, 2025, respectively. The increase of approximately $378,000 and $506,000 for the three and six-month periods, respectively, was mainly attributable to lower utilization of production facilities and inventory write-downs recorded during the period.

GAAP gross loss for the second quarter ended June 30, 2026, was $456,000, compared to a gross loss of $7,000 in the second quarter ended June 30, 2025.

GAAP gross loss for the six months ended June 30, 2026, was $699,000, compared to gross profit of $1.9 million in the six months ended June 30, 2025.

GAAP operating expenses for the second quarter ended June 30, 2026, were $2.2 million, compared to $3.2 million in the second quarter ended June 30, 2025. The decrease of approximately $1.0 million was mainly related to the Company's cost reduction plan, including (i) a $500,000 decrease in personnel-related and share-based compensation expenses, (ii) a $263,000 decrease in manufacturing and facility-related costs allocated to research and development as a result of reduced development activity, and (iii) a $177,000 decrease in professional service expenses within general and administrative expenses. On a non-GAAP basis, operating expenses for the second quarter ended June 30, 2026, were $2.1 million compared to $2.8 million for the second quarter ended June 30, 2025. Non-GAAP measures exclude certain non-cash expenses.

GAAP operating expenses for the six months ended June 30, 2026, were $5.0 million, compared to $6.7 million in the six months ended June 30, 2025. The decrease of approximately $1.6 million was mainly related to the Company's cost reduction plan, including (i) a $504,000 decrease in personnel-related and share-based compensation expenses, (ii) a $331,000 decrease in manufacturing and facility-related costs allocated to research and development, (iii) a $217,000 decrease in research and development expenses related to the breast implant project, and (iv) a $300,000 decrease in professional service expenses. On a non-GAAP basis, operating expenses for the six months ended June 30, 2026, were $4.8 million compared to $6.0 million for the six months ended June 30, 2025. Non-GAAP measures exclude certain non-cash expenses.

GAAP financial expenses, net, for the second quarter ended June 30, 2026, totaled $93,000, compared to financial expenses, net, of $169,000 in the second quarter ended June 30, 2025. The decrease was primarily related to exchange rate differences.

GAAP financial expenses, net, for the six months ended June 30, 2026, totaled $75,000, compared to financial income, net, of $27,000 in the six months ended June 30, 2025. The change was mainly related to lower interest income on short-term cash deposits.

GAAP net loss for the second quarter ended June 30, 2026, was $2.7 million, or $1.89 basic loss per share, compared to a net loss of $3.3 million, or $2.83 basic loss per share, for the second quarter ended June 30, 2025. Non-GAAP net loss for the second quarter ended June 30, 2026, was $2.4 million, or $1.69 basic loss per share, compared to a non-GAAP net loss of $2.7 million, or $2.30 basic loss per share, for the second quarter ended June 30, 2025.

GAAP net loss for the six months ended June 30, 2026, was $5.8 million, or $4.13 basic loss per share, compared to a net loss of $4.8 million, or $4.12 basic loss per share, for the six months ended June 30, 2025. Non-GAAP net loss for the six months ended June 30, 2026, was $5.4 million, or $3.81 basic loss per share, compared to a non-GAAP net loss of $3.9 million, or $3.31 basic loss per share, for the six months ended June 30, 2025.

Balance Sheet and Cash Flow

Cash and cash equivalents as of June 30, 2026, were $2.6 million.

Cash used in operating activities during the six months ended June 30, 2026, was $5.4 million compared to $3.6 million during the six months ended June 30, 2025. The increase primarily reflects the $2.0 million development milestone payment received in the first quarter of 2025 that did not recur in 2026, partially offset by the Company's cost reduction measures.

Cash provided by investing activities during the six months ended June 30, 2026, was $8,000 compared to cash used in investing activities of $11,000 during the six months ended June 30, 2025. Cash provided by investing activities in 2026 was primarily attributable to $83,000 of proceeds from the sale of property and equipment, partially offset by $75,000 of purchases of property and equipment.

Cash provided by financing activities during the six months ended June 30, 2026, was $2.3 million compared to $3.1 million during the six months ended June 30, 2025. Cash provided by financing activities in 2026 consisted of $1.7 million of net proceeds from the February 2026 registered direct offering and $0.6 million of net proceeds received on account of securities to be issued under the June 2026 private placement. Subsequent to June 30, 2026, the private placement was completed on July 6, 2026, and the Company received the remaining $1.94 million of gross proceeds. In addition, during August and September 2026, certain shareholders exercised Series B warrants and pre-funded warrants, resulting in aggregate proceeds to the Company of approximately $5.2 million.

COLLPLANT BIOTECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	June 30,	December 31,
	2026	2025
	Unaudited
Assets
Current assets:
Cash and cash equivalents	$2,559	$5,591
Restricted deposit	392	359
Trade receivables, net	16	1
Inventories	540	573
Other accounts receivable and prepaid expenses	389	223
Total current assets	3,896	6,747
Non-current assets:
Restricted deposit	83	76
Operating lease right-of-use assets	2,127	2,426
Property and equipment, net	1,046	1,463
Intangible assets, net	45	73
Total non-current assets	3,301	4,038
Total assets	$7,197	$10,785

COLLPLANT BIOTECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share data)

	June 30,	December 31,
	2026	2025
	Unaudited
Liabilities and shareholders’ equity
Current liabilities:
Trade payables	$256	$610
Operating lease liabilities	894	814
Accrued liabilities and other payables	1,336	1,248
Total current liabilities	2,486	2,672
Non-current liabilities:
Operating lease liabilities	1,766	2,032
Total non-current liabilities	1,766	2,032
Total liabilities	4,252	4,704

Commitments and contingencies

Shareholders’ Equity:
Ordinary shares, NIS 1.5 par value - authorized: 3,000,000 ordinary shares as of June 30, 2026 (unaudited) and December 31, 2025; issued and outstanding: 1,444,350 and 1,280,301 ordinary shares as of June 30, 2026 (unaudited) and December 31, 2025, respectively(*)	6,265	5,492
Additional paid in capital	128,311	126,397
Accumulated other comprehensive loss	(969)	(969)
Accumulated deficit	(130,662)	(124,839)
Total shareholders’ equity	2,945	6,081
Total liabilities and shareholders’ equity	$7,197	$10,785

(*)	Adjusted to reflect the one-for-ten reverse share split effective September 4, 2026.

COLLPLANT BIOTECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Six months ended June 30		Three months ended June 30
	2026	2025	2026	2025
Revenues	$181	$2,234	$108	$179
Cost of revenues	880	374	564	186
Gross profit (loss)	(699)	1,860	(456)	(7)

Operating expenses:
Research and development	2,843	4,118	1,165	2,013
General, administrative and marketing	2,206	2,568	1,012	1,158
Total operating loss	5,748	4,826	2,633	3,178
Financial income (expenses), net	(75)	27	(93)	(169)
Net loss for the period	$(5,823)	$(4,799)	$(2,726)	$(3,347)
Basic and diluted net loss per ordinary share (*)	$(4.13)	$(4.12)	$(1.89)	$(2.83)
Weighted average ordinary shares outstanding used in computation of basic and diluted net loss per share (*)	1,408,861	1,164,660	1,442,626	1,184,083

(*)	Adjusted to reflect the one-for-ten reverse share split effective September 4, 2026.

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

(Unaudited)

	Six months ended June 30,
	2026	2025
Cash flows from operating activities:
Net loss	$(5,823)	$(4,799)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	407	473
Loss from disposal of property and equipment	30	-
Accrued interest	(8)	(7)
Share-based compensation to employees and consultants	345	735
Exchange differences on cash and cash equivalents	(35)	(71)
Changes in assets and liabilities:
Decrease (increase) in trade receivables	(15)	150
Decrease (increase) in inventories	36	(111)
Decrease (increase) in other accounts receivable and prepaid expenses	(166)	69
Decrease in operating lease right of use assets	345	325
Increase (decrease) in trade payables	(354)	(299)
Decrease in operating lease liabilities	(232)	(112)
Increase (decrease) in accrued liabilities and other payables	88	40
Net cash used in operating activities	(5,382)	(3,607)
Cash flows from investing activities:
Purchase of property and equipment	(75)	(12)
Proceeds from sale of property and equipment	83	1
Net cash provided by (used in) investing activities	8	(11)
Cash flows from financing activities:
Proceeds from issuance of shares and warrants less issuance expenses	1,719	3,102
Proceeds on account of shares yet to be issued, net of issuance costs	620	-
Net cash provided by financing activities	2,339	3,102
Effect of exchange rate changes on cash and cash equivalents	3	41
Net decrease in cash and cash equivalents	(3,032)	(475)
Cash and cash equivalents at the beginning of the period	5,591	11,909

Cash and cash equivalents at the end of the period	$2,559	$11,434

COLLPLANT BIOTECHNOLOGIES LTD.
APPENDICES TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)
(Unaudited)

	Six months ended June 30,
	2026	2025

Supplemental disclosure of non-cash activities:

Right of use assets recognized with corresponding lease liabilities	$46	$58
Capitalization of Share-based compensation to inventory	$3	$2

COLLPLANT BIOTECHNOLOGIES LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

(U.S. dollars in thousands, except per share data)

(Unaudited)

	Six months ended June 30		Three months ended June 30
	2026	2025	2026	2025

GAAP operating expenses:	$5,049	$6,686	$2,177	$3,171

Change of operating lease accounts	63	9	39	5
Share-based compensation to employees, directors and consultants	(345)	(735)	(165)	(353)
Non-GAAP operating expenses:	4,767	5,960	2,051	2,823

GAAP operating loss	(5,748)	(4,826)	(2,633)	(3,178)
Change of operating lease accounts	(63)	(9)	(39)	(5)
Share-based compensation to employees, directors and consultants	345	735	165	353
Non-GAAP operating loss	(5,466)	(4,100)	(2,507)	(2,830)

GAAP Net loss	(5,823)	(4,799)	(2,726)	(3,347)
Change of operating lease accounts	113	213	119	273
Share-based compensation to employees, directors and consultants	345	735	165	353
Non-GAAP Net loss	$(5,365)	$(3,851)	$(2,442)	$(2,721)
GAAP basic and diluted loss per ordinary share	$(4.13)	$(4.12)	$(1.89)	$(2.83)
NON- GAAP basic and diluted loss per ordinary share	$(3.81)	$(3.31)	$(1.69)	$(2.30)

About CollPlant

CollPlant Biotechnologies Ltd. (NASDAQ: CLGN) is an innovative technology company operating at the intersection of deep-tech computing and advanced biotechnology. Through its subsidiary LightSolver, CollPlant is advancing the development of proprietary all-optical laser based computing architectures designed to resolve the world’s most demanding computational bottlenecks across artificial intelligence, aerospace, financial engineering, and high-performance computing. Concurrently, CollPlant remains a leader in regenerative medicine, pioneering plant-derived recombinant human collagen (rhCollagen) technologies for 3D bioprinting of tissues and organs and medical aesthetics.

For more information about CollPlant, visit http://www.collplant.com.

Use of Non-US GAAP (“non-GAAP”)

Financial results for 2026 and 2025 are presented on both a GAAP and a non-GAAP basis. GAAP results were prepared in accordance with U.S. GAAP and include all revenue and expenses recognized during the period. The release contains certain non-GAAP financial measures for operating costs and expenses, operating income (or loss), net income (or loss) and basic and diluted net income (or loss) per share that exclude the effects of non-cash expense for share-based compensation to employees, directors and consultants, and change in operating lease accounts. CollPlant’s management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management’s and investors’ ability to evaluate the Company’s operating costs, net income (or loss) and income (or loss) per share, and to compare them to historical Company results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the Company’s business internally and therefore decided to make these non-GAAP adjustments available to investors. The non-GAAP financial measures used by the Company in this press release may be different from the measures used by other companies.

The Company’s condensed consolidated financial statements for the six months ended June 30, 2026, are presented in accordance with generally accepted accounting principles in the U.S.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements relating to the integration of LightSolver and the anticipated benefits of the acquisition; the development, commercialization and market adoption of LightSolver’s LPU technology; the development and commercialization of CollPlant’s rhCollagen-based products and product candidates; strategic collaborations; and the Company’s future business and prospects.These statements can be identified by words such as “anticipate,” “believe,” “expect,” “intend,” “plan,” “may,” “should,” “could,” “might,” “seek,” “target,” “will,” “project,” “continue” and similar expressions. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of the Company’s control. Factors that could cause actual results to differ materially include the risk that the anticipated benefits of the transaction are not realized, or are not realized within the expected timeframe; risks associated with integrating LightSolver’s business, operations and personnel; LightSolver’s ability to achieve anticipated technological and commercial milestones; uncertainties regarding market acceptance and adoption of LightSolver’s technology; the ability to develop and commercialize LightSolver’s products and technology successfully; the ability to establish and expand strategic collaborations and commercial relationships; competition and technological developments; intellectual property risks; the availability of capital; CollPlant’s ability to maintain compliance with Nasdaq listing requirements; general market, industry, economic and geopolitical conditions; and other risks and uncertainties described in CollPlant’s filings with the U.S. Securities and Exchange Commission, including its most recent Annual Report on Form 20-F and subsequent Reports on Form 6-K. Forward-looking statements speak only as of the date of this press release. CollPlant undertakes no obligation to update or revise any forward-looking statements except as required by applicable law.

Contacts

CollPlant:

Eran Rotem

Deputy CEO & CFO

Tel: + 972-73-2325600

Email: Eran@collplant.com